                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )
                                SCHLOTZSKY'S INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.001 Per Share
                         (Title of Class of Securities)

                                    806832101
                                 (CUSIP Number)

                               Paul D. Downs, Esq.
                               Werbel & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 7, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 806832101                                    Page 2 of 15 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     NethCorp. Investments VI B.V.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     362,442
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     362,442
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     362,442
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.957%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 806832101                                    Page 3 of 15 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     CapCorp. Investments N.V.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Netherlands, Antilles
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     50,000
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     50,000
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.683%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 806832101                                    Page 4 of 15 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     NethCorp. Financial Advisors NV
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Netherlands, Antilles
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     50,000
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     50,000
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.683%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 806832101                                    Page 5 of 15 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Greenfield Management Services BV
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     412,442
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     412,442
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     412,442
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.641%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 806832101                                    Page 6 of 15 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     CapCorp. Management Services NV
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Netherlands, Antilles
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     50,000
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     50,000
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.683%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 806832101                                    Page 7 of 15 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Floor Mouthaan
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     412,442
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     412,442
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     412,442
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.641%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                       Page 8 of 15 Pages
                                 SCHEDULE 13D
Item 1.   Security and Issuer

     (a)  Class of Securities:     Common Stock, no par value,
                                   ("Common Stock")

     (b)  Issuer:                  Schlotskys' Inc. (the "Issuer")
                                   200 West Fourth Street
                                   Austin, Texas 78701

Item 2.   Identity and Background

     (a-c), (f). The persons (the "Reporting Persons") filing this statement are CapCorp Investments N.V., a corporation organized and existing under the laws of Netherlands Antilles ("CapCorp"). The principal address of CapCorp is Scharlooweg 81, Willemstad, Curacao, Netherland Antilles.

     Capcorp Management Services N.V., a corporation organized and existing under the laws of Netherland Antilles ("CMS"). The principal address of CMS is Scharlooweg 81, Willemstad, Curacao, Netherland Antilles.

     NethCorp Financial Advisors N.V., a corporation organized and existing under the laws of Netherlands Antilles ("NFA"). The principal address of NFA is Scharlooweg 81, Willemstad, Curacao, Netherland Antilles.

     NethCorp Investments VI B.V., a corporation organized and existing under the laws of The Netherlands ("NethCorp"). The principal address of NethCorp is Janskerkhof 12, 3512 BL Utrecht, The Netherlands.

     Greenfield Management Services B.V., a corporation organized and existing under the laws of The Netherlands ("Greenfield B.V."). The principal address of Greenfield B.V. is Janskerkhof 12, 3512 BL Utrecht, The Netherlands.

     Floor Mouthaan, an individual citizen of The Netherlands ("Mouthaan"). The principal business address of Mouthaan is Janskerkhof 12, 3512 BL Utrecht, the Netherlands.

     CapCorp, CMS, NFA, NethCorp, Greenfield and Mouthaan are primarily engaged in the business of investing in securities. The manager of CapCorp is CMS, and it's Investment Advisor is NFA. CapCorp is an affiliate of Greenfield B.V., Greenfield B.V. is the Manager and Investment Advisor of NethCorp. The Managing Partner of Greenfield B.V. is Mouthaan. Mouthaan is also a managing director of NethCorp, and is in position to directly and indirectly determine the investment and voting decisions made by Greenfield B.V., CapCorp and NethCorp. As a result of such relationships, Mr. Mouthaan could be deemed to be the beneficial owner of 412,442 shares of common stock of the issuer. Greenfield B.V., as a result of its position as Manager and Investment Advisor, and its affiliation with Mouthaan could be deemed the beneficial owner of 412,442 shares of Common Stock of the Issuer.

                                                  Page 9 of 15 Pages

Mr. Mouthaan and Greenfield B.V. disclaim beneficial ownership of such shares and expressly declare that the filing of this schedule shall not be construed as an admission that either is the beneficial owner of any of such shares. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of CapCorp, CMS, NFA, NethCorp and Greenfield B.V. is set forth on Exhibit A hereto which is incorporated herein by reference.

     The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act").

     (d,e). During the last five years, none of the Reporting Persons, nor any of CapCorp, CMS, NFA, NethCorp and Greenfield B.V. executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by the Reporting Persons as reported in Item 5(c) of this Schedule 13D were as follows:

      Name of                                  Aggregate
 Reporting Person                            Purchase Price

NethCorp                                     $  2,199,990*
CapCorp                                      $    793,674


          The Reporting Persons listed above purchased the Shares reported herein as beneficially owned by them with working capital of NethCorp and CapCorp or with funds extended by brokerage firms in connection with margin transactions effected for NethCorp and CapCorp.


Item 4.   Purpose of Transaction

          The Reporting Persons purchased the Issuer's Common Stock for investment purposes. The Reporting Persons currently have no plans or proposals which would result in any of the actions described in clause (a) through (j) of Item 4 of Rule 13d-101 of the Act.

                                                  Page 10 of 15 Pages

Item 5.   Interest in Securities of the Issuer

          (a) Pursuant to the Company's 10-Q filed for the quarter ended September 30, 1997 the outstanding shares of Common Stock as of November 1, 1997 was 7,310,624. Accordingly, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below.

* On August 7, 1997, NethCorp received a total of 56,818 shares of the Issuers Common Stock as a result, and in forgiveness of a defaulted loan in the amount of $500,000 by and among NethCorp and John C. Wooley, and Jeffrey
J. Wooley, Trustees of the Wooley Trust.

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
CapCorp                        50,000                           0.683%
-----------------------------------------------------------------------------
NethCorp                      362,442                           4.957%
-----------------------------------------------------------------------------
NFA                            50,000                           0.683%
-----------------------------------------------------------------------------
CMS                            50,000                           0.683%
-----------------------------------------------------------------------------
Greenfield B.V.               412,442                           5.641%
-----------------------------------------------------------------------------
Mouthaan                      412,442                           5.641%
-----------------------------------------------------------------------------
==============================================================================

       (b) Each of CapCorp, NethCorp, CMS, NFA, Greenfield B.V. and Mouthaan has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which he or it is deemed the beneficial owner.

       (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days.

                                              Page 11 of 15 Pages

          Price per
Trade     Share                                       Greenfield
Date      ($)    CapCorp    NethCorp   CMS    NFA     BV         Mouthaan
-----------------------------------------------------------------------------
11/13/97  12.80    0         5,469        0    0       0          0
------------------------------------------------------------------------------
8/15/97   19.321  20,000     0            0    0       0          0
------------------------------------------------------------------------------
8/07/97   16.000  10,000     0            0    0       0          0
-----------------------------------------------------------------------------
8/07/97     0(1)     0     44,643(1)      0    0       0          0
-----------------------------------------------------------------------------
8/07/97     0(1)     0     12,175(1)      0    0       0          0
-----------------------------------------------------------------------------

------------

(1) On August 7, 1997 Nethcorp received a total of 56,818 shares of the Issuers Common Stock as a result, and in forgiveness of a defaulted loan in the amount of $500,000 by and among NethCorp. and John C. Wooley, and Jeffrey J. Wooley, Trustees of the Wooley Trust.

       (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Reporting Persons may be deemed to own beneficially.

       (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

          None.


Item 7.   Material to be filed as Exhibits

          Exhibit A -- Directors and Executive Officers of all Reporting
          Persons

                                       Page 12 of 15 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: December 18, 1997


CAPCORP INVESTMENTS N.V.

  By:
       -----------------------------------
       Name:
       Title:


CAPCORP MANAGEMENT SERVICES NV

  By:
       ----------------------------------
       Name:
       Title:


NETHCORP FINANCIAL ADVISORS N.V.

  By:
       -----------------------------------
       Name: Floor Mouthaan
       Title:


NETHCORP INVESTMENTS VI B.V.

  By:
       -----------------------------------
       Name:
       Title:


GREENFIELD MANAGEMENT SERVICES BV

  By:
       ----------------------------------
       Name: Floor Mouthaan
       Title:



  -----------------------------------
  Floor Mouthaan

                                                         Page 12 of 15 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: December 18, 1997


CAPCORP INVESTMENTS N.V.

  By:
       -----------------------------------
       Name:
       Title:


CAPCORP MANAGEMENT SERVICES NV

  By:
       ----------------------------------
       Name:
       Title:


NETHCORP FINANCIAL ADVISORS N.V.

  By:    /s/ Floor Mouthaan
       -----------------------------------
       Name: Floor Mouthaan
       Title:


NETHCORP INVESTMENTS VI B.V.

  By:
       -----------------------------------
       Name:
       Title:


GREENFIELD MANAGEMENT SERVICES BV

  By:   /s/ Floor Mouthaan
       ----------------------------------
       Name:   Floor Mouthaan
       Title:  Managing Director


   /s/ Floor Mouthaan
  -----------------------------------
  Floor Mouthaan

                                                         Page 13 of 15 Pages


                            EXHIBIT A

(i)    DIRECTORS AND EXECUTIVE OFFICERS OF CAPCORP INVESTMENTS N.V.

       The name and present principal occupation or employment of the directors and executive officers of CapCorp Investments N.V. are set forth below. The business address of each director and executive officer is Scharlooweg 81, Willemstad, Curacao, Netherlands Antilles . All such persons are citizens of The Netherlands.


                                    Present Principal
Name                                Occupation or Employment

Mr. A.J. Mulder                     Director
----------------------              ---------------------------------
Mr. W.J. W.J. van Roijen            Director
----------------------              ---------------------------------
Mr. F.K.A. de Haan                  Director
----------------------              ---------------------------------

(ii)   DIRECTORS AND EXECUTIVE OFFICERS OF NETHCORP INVESTMENTS VI BV


       The name and present principal occupation or employment of the directors and executive officers of NethCorp Investments VI BV are set forth below. The business address of each director and executive officer is Janskerkhof 12, 3512 BL Utrecht, The Netherlands. Mr. Soubry is a citizen of Belgium. All other persons are citizens of The Netherlands.


                                    Present Principal
Name                                Occupation or Employment

Mr. J.A. Mulder                     Director
-----------------------             ----------------------------------
Mr. J. van der Kuijl                Director
-----------------------             ----------------------------------
Mr. P. Soubry                       Director
-----------------------             ----------------------------------
Mr. F. Collin                       Director
-----------------------             ----------------------------------

                                                         Page 14 of 15 Pages


(iii)  DIRECTORS AND EXECUTIVE OFFICERS OF CAPCORP MANAGEMENT SERVICES N.V.

       The name and present principal occupation or employment of the directors and executive officers of CapCorp Management Services N.V. are set forth below. The business address of each director and executive officer is Scharlooweg 81, Willemstad, Curacao, Netherlands Antilles. Mr Moret is a citizen of The Netherlands, and Mr. Vis is a citizen of the Netherlands Antilles.




                                    Present Principal
Name                                Occupation or Employment

Mr. E. Moret                        Director
----------------------              --------------------------------
Mr. B.A. Vis                        Director
----------------------              --------------------------------



(iv)   DIRECTORS AND EXECUTIVE OFFICERS OF NETHCORP FINANCIAL ADVISORS N.V.

       The name and present principal occupation or employment of the directors and executive officers of NethCorp Financial Advisors N.V. are set forth below. The business address of each director and executive officer is Scharlooweg 81, Willemstad, Curacao, Netherlands Antilles. Mr. Mouthaan is a citizen of The Netherlands, and Mr. Vis is a citizen of the Netherlands Antilles.



                                    Present Principal
Name                                Occupation or Employment

Mr. F. Mouthaan                     Director
----------------------              --------------------------------
Mr. B.A. Vis                        Director
----------------------              --------------------------------



(v)    DIRECTORS AND EXECUTIVE OFFICERS OF GREENFIELD MANAGEMENT SERVICES
       B.V.

       The name and present principal occupation or employment of the directors and executive officers of Greenfield Management Services B.V. are set forth below.



                                              Page 15 of 15 Pages


       The business address of each director and executive officer is Janskerkhof 12, 3512 BL Utrecht, The Netherlands. All such persons are citizens of The Netherlands.


                                    Present Principal
Name                                Occupation or Employment

Mr. F. Mouthaan                     Director
-----------------------             ----------------------------------
Mr. M. Eijlenberg                   Director
-----------------------             ----------------------------------







103661